UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

L-3 COMMUNICATIONS HOLDINGS, INC.

L-3 COMMUNICATIONS CORPORATION

(Exact Names of Registrants as Specified in Their Charters)

DELAWARE	001-14141 333-46983	13-3937434 13-3937436
(State or Other Jurisdiction of Incorporation)	(Commission File Nos.)	(I.R.S. Employer Identification Numbers)

600 THIRD AVENUE, NEW YORK, NEW YORK	10016
(Address of Principal Executive Offices)	(Zip Code)

STEVEN M. POST SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY	(212) 697-1111
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1—Conflict Minerals Disclosure

Item 1.01—Conflict Minerals Disclosure and Report

Item 1.02—Exhibit

A copy of the Conflict Minerals Report prepared by L-3 Communications Holdings, Inc. and L-3 Communications Corporation is filed as Exhibit 1.02 hereto and is publicly available at www.l-3com.com/investor-relations/corporate-governance.html

Section 2—Exhibits

Exhibit 1.02—Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

L-3 COMMUNICATIONS HOLDINGS, INC.

L-3 COMMUNICATIONS CORPORATION

/s/ Steven M. Post		June 2, 2014
By: Title:	Steven M. Post Senior Vice President, General Counsel and Corporate Secretary

Exhibit

Exhibit 1.02	Conflict Minerals Report